EXHIBIT 99.1

Standard Lithium Announces New VP Appointments to Expand and Strengthen Senior Management

VANCOUVER, British Columbia, June 23, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI), a leading near-commercial lithium company, is pleased to announce the appointment of Daniel Rosen as Vice President of Strategy and Investor Relations, as well as Tim Sobel as Vice President of Health, Safety, Social and Environment (“HSSE”).

“We are thrilled to welcome the additions of Daniel and Tim to our leadership team,” said David Park, Chief Executive Officer and Director of Standard Lithium. “Dan’s strategic insight and deep experience in investor relations and capital markets, as well as Tim’s extensive history in ensuring that HSSE standards are not only met, but exceeded and built-in to organizational culture, will be invaluable as we continue to execute our growth strategy on a path towards first production.”

“Bringing on Daniel and Tim is the next step in our process of continuing to evolve and strengthen our capabilities,” said Salah Gamoudi, Chief Financial Officer of Standard Lithium. “We’d also like to thank Chris Lang for helping to support our investor relations function this past year. With Daniel coming onboard, this will allow Chris to prioritize and focus more on the financial planning and treasury aspects of his role.”

Mr. Rosen brings more than 13 years of experience in corporate strategy, finance, and capital markets. Most recently, Mr. Rosen played a key role in the post-acquisition integration of Arcadium Lithium into Rio Tinto, where he led cross-functional initiatives to align strategic priorities, operational capabilities, and investor messaging. Prior to his role as Director of Integration for Rio Tinto, Mr. Rosen held roles in Corporate Strategy, M&A and Investor Relations for Arcadium Lithium and Livent and spent over six years with Barclays in its Investment Banking division. He has a proven track record of aligning corporate vision with market opportunities and building trusted relationships across the investment community.

Mr. Sobel is a seasoned HSSE executive with over three decades of distinguished leadership in health, safety, security, environmental, quality, sustainability, and risk management across global industrial and logistics sectors. He most previously served as Vice President of HSSE for the Americas at DP World, where he oversaw HSSE strategy and execution across more than 40 logistics, port, and terminal operations in North and South America. Prior to DP World, he held senior leadership roles at Air Liquide, New Fortress Energy, Wilhelmsen Ship Management, and Sunoco Logistics, where he led multi-site operational risk, compliance, and crisis management programs. His earlier service in the U.S. Coast Guard laid the foundation for his deep regulatory expertise and command-level emergency response capabilities. Mr. Sobel is recognized for developing and embedding world-class safety cultures, behavioral safety programs, and regulatory-compliant management systems.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

X: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.